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PROSPECTUS SUPPLEMENT TABLE OF CONTENTS
PROSPECTUS TABLE OF CONTENTS

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-35270

The information in this prospectus supplement relates to an effective registration statement under the Securities Act of 1933, but is not complete and may be changed. This prospectus supplement is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 24, 2004

P R O S P E C T U S    S U P P L E M E N T
(To Prospectus dated April 20, 2000)

4,500,000 Shares

Forest Oil Corporation

Common Stock
$            per share

              We are selling 4,500,000 shares of our common stock. We have granted the underwriters an option to purchase up to 450,000 additional shares of common stock to cover over-allotments.

              Our common stock is listed on the New York Stock Exchange under the symbol "FST." The last reported sale price of our common stock on the New York Stock Exchange on May 21, 2004, was $24.02 per share.

              Investing in our common stock involves risks. See "Risk Factors" on page S-5.

              Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to Forest, before expenses	$	$

              The underwriters expect to deliver the shares to purchasers on or about                        , 2004.

Joint Book-Runners and Co-Lead Managers
Citigroup	JPMorgan

Co-Lead Manager
Credit Suisse First Boston

Raymond James
First Albany Capital, Inc.
Howard Weil A division of Legg Mason Wood Walker, Inc.
Johnson Rice & Company L.L.C.

May    , 2004.

              This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to this offering. Generally, when we refer to the "prospectus," we are referring to both parts combined.

              If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

              You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of this prospectus supplement.

TABLE OF CONTENTS

Prospectus Supplement

Summary
Forward-Looking Statements
Use of Proceeds
Capitalization
Price Range of Common Stock
Dividend Policy
Shareholder Rights Plan
Management
Underwriting
Legal Matters
Experts
Independent Petroleum Engineers
Where You Can Find More Information
Prospectus

About This Prospectus
Where You Can Find More Information
Cautionary Statement About Forward-Looking Statements
The Company
Use of Proceeds
Ratio of Earnings to Fixed Charges
Description of Debt Securities
Description of Capital Stock
Description of Securities Warrants
Plan of Distribution
Legal Matters
Experts

SUMMARY

              This summary highlights selected information from this prospectus supplement and the accompanying prospectus but may not contain all information that may be important to you. This prospectus supplement and the accompanying prospectus include specific terms of this offering, information about our business and financial data. We encourage you to read this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein in their entirety before making an investment decision. Unless otherwise indicated, the information contained in this prospectus supplement assumes the underwriters do not exercise the over-allotment option.

Forest Oil Corporation

              We are an independent oil and gas company engaged in the acquisition, exploration, development and production of natural gas and liquids in North America and selected international locations. We were incorporated in New York in 1924, as the successor to a company formed in 1916, and have been a publicly held company since 1969. We operate from offices located in Denver, Colorado; Lafayette and Metairie, Louisiana; Anchorage, Alaska; and Calgary, Alberta, Canada. Our estimated proved reserves were 1,296 Bcfe at December 31, 2003, consisting of approximately 62% natural gas and 38% oil and natural gas liquids.

              Our proved reserves and producing properties are all located in North America. At December 31, 2003, approximately 88% of our proved oil and gas reserves were in the United States and approximately 12% in Canada. We operate in five business units: Gulf Coast, Western United States, Alaska, Canada and International. During the first three months of 2004, we produced approximately 430 Mmcfe per day, of which approximately 62% was natural gas. Approximately 88% of our total production for the first three months of 2004 was in the United States and approximately 12% was in Canada. Our total production for the first quarter of 2004 was 39.1 Bcfe, an increase of 10% compared to the corresponding period of 2003.

Acquisition of The Wiser Oil Company

              On May 21, 2004, we entered into an Agreement and Plan of Merger with The Wiser Oil Company. Under the terms of the merger agreement, a subsidiary of Forest will commence a cash tender offer to purchase all of the outstanding shares of Wiser at a price of $10.60 per share. Total consideration will be approximately $330 million, including assumed debt of approximately $160 million.

              Wiser's estimated proved reserves as of December 31, 2003 were 191 Bcfe, of which 51% was natural gas. Wiser produced approximately 64 MMcfe/d in the first quarter of 2004. At December 31, 2003, approximately 50% of Wiser's production and 30% of its reserves were located in Canada. At that date, approximately 20% of its production and 45% of its reserves were located in the Permian Basin. In addition, approximately 85% of Wiser's estimated proved reserves were classified as proved developed.

              Forest has put additional hedges in place in anticipation of the Wiser acquisition. Forest entered into natural gas NYMEX swap arrangements for 25,000 to 30,000 MMbtu/d from July 2004 through December 31, 2005 at an average price of $6.18 per MMbtu. It also entered into oil NYMEX swap arrangements for 3,500 to 4,000 Bbls/d for July 2004 through December 31, 2005 at an average price of $35.37 per barrel.

              The Wiser transaction provides the following benefits to Forest:

  •
  Increases the Canadian Business Unit's estimated proved reserves and production by 35% and 67%, respectively, building on its Canadian Plains operations

  •
  Increases the Western Business Unit's estimated proved reserves and production by 29% and 26%, respectively, continuing to build its Permian Basin position

  •
  Adds significant Gulf Coast and Canadian exploration acreage

              Forest believes it can profitably exploit and add value to the Permian Basin assets and reduce field operating costs. In addition, the acquired Canadian assets have numerous infill drilling locations for exploitation and the Wild River area contains several multi-pay exploration opportunities similar to Forest's successful Narraway field in the Alberta foothills.

              The boards of directors of both Forest and Wiser have unanimously approved the transaction. The Wiser board of directors is recommending that shareholders of Wiser accept the offer. The holders of approximately 41% of the outstanding shares of Wiser have agreed to tender their shares to the offer, unless the merger agreement is terminated in accordance with its terms prior to completion of the tender offer. Following completion of the tender offer, Wiser will merge with a subsidiary of Forest and each share of Wiser common stock not tendered in the tender offer will be converted into the right to receive $10.60 in cash. Upon completion of the merger, Wiser will become a wholly owned subsidiary of Forest.

              The closing of the tender offer and merger of the Forest subsidiary and Wiser are subject to customary terms and conditions, including the tender of at least a majority of Wiser's outstanding shares of common stock on a fully diluted basis and customary regulatory approvals. The transaction is expected to be completed at the end of the second quarter or early in the third quarter of 2004.

              For the year ended December 31, 2003, Wiser reported a net loss attributable to common stock of $23.6 million, or $1.81 per basic and diluted share, operating cash flows of $34.9 million and total revenue of $110.4 million. For the three months ended March 31, 2004, Wiser reported a net loss attributable to common stock of $4.3 million, or $.28 per basic and diluted share, operating cash flows of $11.7 million and total revenue of $28.4 million.

Business Strategy

              Our primary objective is to enhance shareholder value. We intend to seek growth while increasing our return on invested capital. In 2003, we established a four-point plan to achieve our objectives. Pursuant to the plan, we will continue to focus on cost control, pursue asset acquisitions as an integral part of our investment program, emphasize opportunities that limit our exposure to frontier exploration, and maintain our financial strength to fund growth. Our strategy is as follows:

Continue to Focus on Cost Control

              We strive to create a culture of cost discipline. Our most important goal in this area includes maintaining the absolute lease operating expense levels achieved in 2003. Our per-unit cost decreased to $1.03 per Mcfe in 2003 compared to $1.10 per Mcfe in 2002. In the first three months of 2004, our lease operating costs increased to $1.52 per Mcfe. The increase was primarily due to non-recurring costs of approximately $5.2 million related to assuming operation of Gulf Coast properties acquired in the fourth quarter of 2003, including charges associated with service provider contracts we subsequently terminated. In addition, ongoing direct operating expenses were higher due to the acquisition of properties with higher lease operating expense than our base properties. Our primary short-term focus is to bring the cost structure of these acquired properties in line with our base properties as quickly as possible. We have also targeted general and administrative cost reductions based on increasing the efficiency of corporate functions and implementing a bottom-up cost reduction strategy. During the first quarter of 2004, our total overhead costs (both capitalized and expensed) decreased 11% compared to the corresponding period in 2003. A final component of our cost-control strategy is to manage interest expense through optimal balancing of fixed and floating rate exposure. To that end, we have refinanced debt and utilized interest rate derivatives to take advantage of the recent favorable interest rate environment. Our cost of debt has decreased from an average of approximately 9% per annum in 2000 to under 6% per annum. As a result of our cost reduction efforts, our total cash costs (consisting of lease operating expense, general and administrative expense and interest expense) have decreased from $1.72 per Mcfe in 2002 to $1.61 per Mcfe in 2003. For the first quarter of 2004, total cash costs were $2.01 per Mcfe as a result of the higher lease operating costs related to the acquired properties.

Pursue Asset Acquisitions as an Integral Part of our Investment Program

              We are committed to pursuing strategic acquisitions that meet our criteria for return on capital employed. Our acquisition strategy is centered on opportunities that create or extend critical mass in core areas, which we believe enables us to leverage our technical expertise and existing land and infrastructure positions. Acquisition opportunities compete with drilling opportunities for capital allocation. Giving effect to the Wiser transaction, in the last year we will have acquired 515 Bcfe of estimated proved reserves, 175 MMcfe/d of estimated production and 360,000 of net undeveloped acres. Forest's total consideration for these transactions will be approximately $720 million. The acquisitions were all made through negotiated transactions that added assets to existing core areas. In general, our 2003 and 2004 acquisition programs have focused on acquisitions of properties in which we already held an interest or which are proximate to our existing properties. See "Acquisition of The Wiser Oil Company" above for a discussion of our pending acquisition of Wiser.

Limit our Exposure to Frontier Exploration

              In the past, we have focused our exploration efforts in frontier areas to provide growth. The portion of our capital invested in frontier areas has averaged approximately 20% over the past five years and was in excess of 50% in 2002 due to the development of our Alaskan discovery. Our 2003 and 2004 programs included lower capital allocations for frontier areas (approximately 14% and an estimated 5-10%, respectively) and a reduction in the number of frontier areas in which we pursue opportunities. We continue to evaluate our significant frontier acreage positions to identify additional monetization strategies or trades to lower our exploration risk exposure. For example, we have previously leveraged our frontier exploration plays in the Northwest Territories of Canada, Gabon, South Africa, Germany and Romania to accelerate the evaluation of these properties and lower our drilling cost exposure. This allows more capital to be reinvested in traditional areas such as the Gulf Coast, Western United States and Canada.

Maintain Financial Strength to Fund Growth

              We seek to maintain financial flexibility and sufficient liquidity to capitalize on opportunities as they arise. Through a combination of debt reduction, diversification of our asset base and simplification of our capital structure, we have steadily improved our credit strength since 1995. We reduced our debt to book capitalization ratio from nearly 46% at the beginning of 2003 to 44% at December 31, 2003 and to less than 43% at March 31, 2004. In addition, approximately 70% of our outstanding debt does not mature until after 2007.

              Hedging is a significant part of our strategy to mitigate commodity price risk. We have a formal, board-approved policy related to commodity hedging activities. Over the last seven years, we have hedged approximately 30% to 60% of our production. As of May 21, 2004, we have hedged, via swaps and collar instruments, weighted average production volumes relating to our existing asset base of 240,000 Mmcfe per day during the remainder of 2004, 153,000 Mmcfe per day during 2005 and 54,000 Mmcfe per day during 2006. We have put in place additional hedges in anticipation of the pending Wiser acquisition.

The Offering

Common stock offered by us	4,500,000 shares
Common stock outstanding after this offering	58.3 million shares
Use of proceeds	We intend to use the net proceeds from this offering, including the net proceeds from any exercise of the underwriters' over-allotment option, to fund a portion of the purchase price of the Wiser acquisition. If the acquisition of Wiser is not consummated, we will use the net proceeds to reduce indebtedness and for other general corporate purposes. See "Use of Proceeds."
New York Stock Exchange symbol	FST

Risk Factors

              Investing in our common stock involves risks. You should carefully consider all of the information in this prospectus supplement, the accompanying prospectus and the documents we have incorporated by reference. In particular, you should consider carefully the factors discussed under "Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations—Risk Factors" set forth in our Annual Report on Form 10-K for the year ended December 31, 2003, before deciding to invest in our common stock.

Summary Financial, Operating and Reserve Data

              The following table sets forth summary consolidated financial, operating and reserve data as of and for each of the years ended December 31, 2003, 2002 and 2001 and the three-month periods ended March 31, 2004 and 2003. These data were derived from our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2003 and from our unaudited condensed consolidated financial statements included in our Quarterly Report on Form 10-Q for the three-month period ended March 31, 2004, which are incorporated by reference herein. The financial data below should be read together with, and are qualified in their entirety by reference to, our historical consolidated financial statements and the accompanying notes and "Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations" which are set forth in the above-referenced reports on Form 10-K and Form 10-Q.

	Years Ended December 31,			Three Months Ended March 31,
	2003	2002	2001	2004	2003
				(Unaudited)
	(In Thousands Except Per Share Amounts)
Statement of Operations Data:
Revenue:
Oil and gas sales:
Natural gas	$439,700	288,542	467,767	124,062	113,958
Oil, condensate and natural gas liquids	215,493	183,198	247,085	69,775	54,242

Total oil and gas sales	655,193	471,740	714,852	193,837	168,200
Processing income (loss), net	1,985	1,128	(85)	416	(128)

Total revenue	657,178	472,868	714,767	194,253	168,072
Earnings from continuing operations	90,228	21,083	106,437	19,637	34,256
Net earnings	$88,351	21,276	103,743	19,062	38,871
Weighted average number of common shares outstanding	49,450	46,935	47,674	53,684	47,857
Basic earnings per share:
Earnings from continuing operations	$1.82	.45	2.23	.37	.72
Loss from discontinued operations (net of tax)	(.15)	—	(.05)	(.01)	(.03)
Cumulative effect of change in accounting principle (net of tax)	.12	—	—	—	.12

Net earnings per common share	$1.79	.45	2.18	.36	.81

Diluted earnings per share:
Earnings from continuing operations	$1.79	.44	2.16	.36	.71
Loss from discontinued operations (net of tax)	(.15)	—	(.05)	(.01)	(.03)
Cumulative effect of change in accounting principle (net of tax)	.11	—	—	—	.12

Net earnings per common share	$1.75	.44	2.11	.35	.80

Capital Expenditures, Net of Asset Sales	$653,298	352,812	416,316	52,691	73,014
Balance Sheet Data (at end of period):
Net property and equipment, at cost	$2,433,966	1,687,885	1,516,900	2,406,970	1,894,288
Total assets	2,683,548	1,924,681	1,796,369	2,646,561	2,181,976
Long-term debt	929,971	767,219	594,178	886,287	745,586
Shareholders' equity	1,185,798	921,211	923,943	1,182,791	994,303

	Years Ended December 31,			Three Months Ended March 31,
	2003	2002	2001	2004	2003
				(Unaudited)
Operating Data:
Sales volumes:
Natural gas (Mmcf)	96,977	92,068	108,394	24,411	23,070
Liquids (Mbbls)	8,701	8,657	10,600	2,445	2,075
Total (Mmcfe)(1)	149,183	144,010	171,994	39,081	35,520
Average daily sales volumes:
Natural gas (Mmcf)	266	252	297	268	256
Liquids (Mbbls)	24	24	29	27	23
Total (Mmcfe)(1)	409	394	471	430	395
Average price received (excluding hedges):
Natural gas (per Mcf)	$4.98	3.01	4.16	5.38	6.01
Liquids (per Barrel)	28.11	22.66	22.83	33.50	31.29
Per Mcfe	4.88	3.29	4.02	5.46	5.73
Average price received (including hedges):
Natural gas (per Mcf)	$4.53	3.13	4.32	5.08	4.94
Liquids (per Barrel)	24.77	21.16	23.31	28.54	26.14
Per Mcfe	4.39	3.28	4.15	4.96	4.74
Summary Reserve Data:
Estimated proved reserves:
Natural gas (Mmcf)	808,068	813,394	828,549
Liquids (Mbbls)	81,324	124,366	119,549
Total (Mmcfe)(1)(2)	1,296,012	1,559,590	1,545,843
Standardized measure of discounted future net cash flow relating to proved oil and gas reserves (thousands)	$2,307,930	2,053,148	1,346,653
Prices used in calculating present value of end of year proved reserves:
Natural gas (per Mcf):
United States	$5.79	4.16	2.66
Canada	4.52	3.30	2.06
Liquids (per barrel):
United States	$29.89	27.85	17.01
Canada	27.84	26.63	15.05

(1)
Mcf of gas equivalent using the ratio of one Bbl to six Mcf of gas.

(2)
Includes the effect of reserve revisions recorded in the fourth quarter of 2003.

FORWARD-LOOKING STATEMENTS

              The information in this prospectus supplement and accompanying prospectus, including information in documents incorporated by reference, includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts or present facts, that address activities, events, outcomes and other matters that we plan, expect, intend, assume, believe, budget, predict, forecast, project, estimate or anticipate (and other similar expressions) will, should or may occur in the future are forward-looking statements. These forward-looking statements are based on management's current belief, based on currently available information, as to the outcome and timing of future events. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements set forth in the documents incorporated by reference herein, including those set forth under the caption "Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations—Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2003.

              These forward-looking statements appear in a number of places and include statements with respect to, among other things:

  •
  estimates of our oil and gas reserves;

  •
  estimates of our future natural gas and liquids production, including estimates of any increases in oil and gas production;

  •
  planned capital expenditures and availability of capital resources to fund capital expenditures;

  •
  our outlook on oil and gas prices;

  •
  the impact of political and regulatory developments;

  •
  our future financial condition or results of operations and our future revenues and expenses; and

  •
  our business strategy and other plans and objectives for future operations.

              We caution you that these forward-looking statements are subject to all of the risks and uncertainties, many of which are beyond our control, incident to the exploration for and development, production and sale of oil and gas. These risks include, but are not limited to, commodity price volatility, inflation, lack of availability of goods and services, environmental risks, drilling and other operating risks, regulatory changes, the uncertainty inherent in estimating proved oil and natural gas reserves and in projecting future rates of production and timing of development expenditures and the other risks described in or incorporated by reference in this prospectus supplement and accompanying prospectus. The financial results of our foreign operations are also subject to currency exchange rate risks.

              Reserve engineering is a process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact way. The accuracy of any reserve estimate depends on the quality of available data, the interpretation of such data and price and cost assumptions made by our reservoir engineers. In addition, the results of drilling, testing and production activities may justify revisions of estimates that were made previously. If significant, such revisions would change the schedule of any further production and development drilling. Accordingly, reserve estimates may differ from the quantities of oil and natural gas that are ultimately recovered.

              Should one or more of the risks or uncertainties described in this prospectus supplement and accompanying prospectus or incorporated by reference in this prospectus supplement and accompanying prospectus occur, or should underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements.

              All forward-looking statements, express or implied, included in this prospectus supplement and accompanying prospectus and the information in documents incorporated by reference and attributable to Forest are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that Forest or persons acting on its behalf may issue. Forest does not undertake to update any forward-looking statements to reflect events or circumstances after the date of this prospectus supplement, except as required by law.

USE OF PROCEEDS

              Assuming a public offering price of $24.02 per share, which was the closing price of our common stock on the New York Stock Exchange on May 21, 2004, we expect the net proceeds from this offering to be approximately $103.4 million, after deducting underwriting discounts and commissions and estimated offering expenses of $400,000. We intend to use the net proceeds from this offering, including the net proceeds from any exercise by the underwriters of the over-allotment option, together with borrowings under our credit facilities and internally generated cash, to finance the acquisition of Wiser.

              Pending completion of the Wiser acquisition, we intend to use the net proceeds to temporarily reduce borrowings under our credit facilities. As of May 21, 2004, we had approximately $273.0 million outstanding under our credit facilities at an average interest rate of 2.25%, and had used the credit facilities for letters of credit in the amount of $5.8 million. The credit facilities mature in October 2005.

              Our acquisition of Wiser is subject to satisfaction of customary closing conditions. If we are unable to complete the Wiser acquisition, the net proceeds of this offering will be used to reduce indebtedness and for other general corporate purposes.

              For a description of our credit facilities, see "Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Bank Credit Facilities" set forth in our Annual Report on Form 10-K for the year ended December 31, 2003, which is incorporated by reference herein.

CAPITALIZATION

              The following table shows our capitalization as of March 31, 2004, and on an as adjusted basis to reflect the sale of 4,500,000 shares of common stock, the expenses related to this offering and the application of the proceeds therefrom to temporarily reduce bank debt. The table does not include the effects of any additional borrowings under our credit facility or the issuance of additional debt securities that may be necessary to complete the acquisition of Wiser. See "Use of Proceeds."

              This table should be read in conjunction with, and is qualified in its entirety by reference to, our historical financial statements and the accompanying notes included in our Quarterly Report on Form 10-Q for the three-month period ended March 31, 2004, which is incorporated by reference herein.

	March 31, 2004
	Actual	As Adjusted(1)
	(In Thousands)
Long-term debt(2):
U.S. Credit Facility	$280,000	176,634
8% Senior Notes due 2008	274,271	274,271
8% Senior Notes due 2011	166,462	166,462
7 3/4% Senior Notes due 2014	165,554	165,554

Total long-term debt	886,287	782,921
Shareholders' equity:
Common stock, par value $.10 per share, 200,000,000 shares authorized; 55,818,775 shares issued and outstanding and 60,318,775 shares issued and outstanding as adjusted(3)	5,582	6,032
Capital surplus	1,306,029	1,408,945
Accumulated deficit	(37,433)	(37,433)
Accumulated other comprehensive loss	(35,502)	(35,502)
Treasury stock, at cost, 2,077,232 shares	(55,885)	(55,885)

Total shareholders' equity	1,182,791	1,286,157

Total capitalization	$2,069,078	2,069,078

(1)
Reflects the issuance of 4,500,000 shares of common stock at an assumed public offering price of $24.02 per share, less underwriting discounts and commissions, estimated offering expenses of $400,000, and the temporary application of the net proceeds to reduce outstanding borrowings under our credit facilities.

(2)
Upon completion of the Wiser acquisition, we will assume Wiser's long-term debt, which at March 31, 2004 included $35.4 million of bank debt and $125.0 million of 9 1/2% Senior Subordinated Notes due 2007. Upon completion of the Wiser acquisition, Forest may be required to repay the outstanding bank debt and to repurchase Wiser's 9 1/2% notes, at the election of the noteholders, at 101% of the principal amount thereof, plus accrued interest. Wiser's 9 1/2% notes may be redeemed at a current price of 101.584% of the principal amount thereof, plus accrued interest.

(3)
Excludes 2,435,821 shares potentially issuable for outstanding stock options that are exercisable at March 31, 2004 at a weighted average price of $25.64 per share.

PRICE RANGE OF COMMON STOCK

              Our common stock is traded on the New York Stock Exchange under the symbol "FST." The following table sets forth the range of high and low sale prices per share of our common stock for each calendar quarter.

	Sale Prices
	High	Low
2002:
First Quarter	$29.95	23.50
Second Quarter	32.44	26.95
Third Quarter	28.75	20.69
Fourth Quarter	29.06	22.97
2003:
First Quarter	$28.75	19.65
Second Quarter	27.02	20.52
Third Quarter	25.40	19.80
Fourth Quarter	29.56	23.21
2004:
First Quarter	$29.60	23.47

              On May 21, 2004, the closing sale price of our common stock, as reported by the New York Stock Exchange, was $24.02 per share. On that date, there were approximately 800 holders of record.

DIVIDEND POLICY

              Our present or future ability to pay dividends is restricted by:

  •
  the provisions of the New York Business Corporation Law;

  •
  certain restrictive provisions in the indentures executed in connection with our outstanding notes set forth under the caption "Capitalization;" and

  •
  our credit agreement governing our credit facilities.

              We have not paid dividends on our common stock during the past five years and do not anticipate that we will do so in the foreseeable future. The future payment of dividends, if any, on the common stock is within the discretion of our board of directors and will depend on our earnings, capital requirements, financial condition and other relevant factors. There is no assurance that we will pay any dividends.

SHAREHOLDER RIGHTS PLAN

              In October 1993, our board of directors adopted a shareholders' rights plan. We distributed one preferred share purchase right for each outstanding share of our common stock. The rights are exercisable only if a person or group acquires 20% or more of Forest's common stock or announces a tender offer which would result in ownership by a person or group of 20% or more of our common stock.

              In October 2003, our board of directors entered into an amended and restated rights agreement. The rights issued under the First Amended Rights Agreement will expire on October 29, 2013, unless earlier exchanged or redeemed, and entitle the holder thereof to purchase 1/100th of a preferred share at an initial purchase price of $120.

MANAGEMENT

Executive Officers

              The following sets forth certain information with respect to our current executive officers:

Name	Age	Years with Forest	Office(1)
H. Craig Clark	47	3	President and Chief Executive Officer
David H. Keyte	48	16	Executive Vice President and Chief Financial Officer
Cecil N. Colwell	53	15	Senior Vice President—Worldwide Drilling
Forest D. Dorn	49	26	Senior Vice President—Corporate Services
Leonard C. Gurule	48	1	Senior Vice President—Alaska
James W. Knell	53	16	Senior Vice President
John F. McIntyre, III	48	5	Senior Vice President—International
J.C. Ridens	48	—	Senior Vice President—Gulf Coast
Newton W. Wilson III	53	3	Senior Vice President—General Counsel and Secretary
Matthew A. Wurtzbacher	41	5	Senior Vice President—Corporate Planning and Development
Joan C. Sonnen	50	14	Vice President—Controller and Chief Accounting Officer
R. Scot Woodall	42	4	Vice President—Western United States

(1)
The term of office of each officer is one year from the date of his or her election immediately following the last annual meeting of shareholders and until the officer's respective successor has been elected and qualified or until his or her earlier death, resignation or removal from office, whichever occurs first.

              H. Craig Clark, age 47, has served as our President and Chief Executive Officer, and a director since July 31, 2003. Mr. Clark joined Forest in September 2001 and served as President and Chief Operating Officer through July 2003. Mr. Clark was previously employed by Apache Corporation in Houston, Texas, an independent energy company, from 1989 to 2001. He served in various management positions during this period, including Executive Vice President—U.S. Operations and Chairman and Chief Executive Officer of Pro Energy, an affiliate of Apache.

              David H. Keyte, age 48, has served as our Executive Vice President and Chief Financial Officer since November 1997. Mr. Keyte served as our Vice President and Chief Financial Officer from December 1995 to November 1997 and our Vice President and Chief Accounting Officer from December 1993 until December 1995.

              Cecil N. Colwell, age 53, has served as our Senior Vice President—Worldwide Drilling since May 2004. Prior to that, Mr. Colwell served as our Vice President—Drilling and from 1988 to 2000 he served as our Drilling Manager.

              Forest D. Dorn, age 49, has served as our Senior Vice President—Corporate Services since December 2000. Mr. Dorn served as Senior Vice President—Gulf Coast Region from November 1997 to December 2000, Vice President—Gulf Coast Region from August 1996 to October 1997 and Vice President and General Business Manager from December 1993 to August 1996.

              Leonard C. Gurule, age 48, has served as our Senior Vice President—Alaska since joining the Company on September 22, 2003. Between 2000 and September 2003, Mr. Gurule served on the boards of several local community and non-profit organizations and managed his own investment portfolio. From 1987 to 2000, he served in various capacities at Atlantic Richfield Co., including Chairman of the Board and Chief Executive Officer of Virginia Indonesia, a company owned by ARCO, and manager of ARCO's Prudhoe Bay operations and construction activities, engineering support to ARCO's Alaskan exploration activities and petroleum engineering support to ARCO's Kaparuk field.

              James W. Knell, age 53, serves as Senior Vice President. From December 2000 until April 2004, Mr. Knell served as our Senior Vice President—Gulf Coast Region. He served as Vice President—Gulf Coast Offshore from May 1999 to December 2000, Gulf Coast Offshore Business Unit Manager from March 1998 to May 1999, Gulf Coast Region Business Unit Manager from November 1997 to March 1998 and Corporate Drilling and Production Manager from December 1991 to November 1997.

              John F. McIntyre, III, age 48, has served as our Senior Vice President—International since May 2003. Prior to that, from September 1998 to April 2003, he served as Senior Vice President of Forest Oil International Corporation, one of our wholly owned subsidiaries. Prior to joining Forest in September 1998, he served as Joint Venture Manager for YPF, a oil and gas company in Argentina.

              J.C. Ridens, age 48, joined Forest in April 2004 and serves as our Senior Vice President—Gulf Coast. From 2001 to 2004, Mr. Ridens was employed by Cordillera Energy Partners, LLC, as Vice President of Operations and Exploitation. From 1996 to 2001, he served in various capacities at Apache Corporation.

              Newton W. Wilson III, age 53, has served as our Senior Vice President—General Counsel and Secretary since December 2000. Mr. Wilson served as a consultant to Mariner Energy LLC from 1999 to December 2000 and a consultant to Sterling City Capital from 1998 to 1999. He served in various capacities at Union Texas Petroleum Holdings, Inc. from 1993 to 1998, and was President and Chief Operations Officer of Union Texas Americas Ltd. from 1996 to 1998.

              Matthew A. Wurtzbacher, age 41, has served as our Senior Vice President—Corporate Planning and Development since May 2003. From December 2000 to May 2003 he served as our Vice President—Corporate Planning and Development and from June 1998 to December 2000 he served as Manager—Operational Planning and Corporate Engineering.

              Joan C. Sonnen, age 50, has served as our Vice President—Controller and Chief Accounting Officer since December 2000. Ms. Sonnen served as our Vice President—Controller and Corporate Secretary from May 1999 to December 2000 and has served as our Controller since December 1993.

              R. Scot Woodall, age 42, has served as our Vice President—Western United States since March 2004. Mr. Woodall joined Forest in October 2000 and previously served as Production and Engineering Manager for the Western Region. From 1992 to September 2000, he served as Operations and Engineering Manager—Rocky Mountain Division, at Santa Fe Snyder Corporation.

Directors

              The following sets forth certain information with respect to our directors, who are divided by the class in which they serve. Please refer to the information contained above under the heading

"Executive Officers" for biographical information of H. Craig Clark, our director who is also one of our executive officers.

Name	Age	Years with Forest	Director Since	Class and Expiration of Term
Dod A. Fraser	53	4	2000	Class I—2007
Cortlandt S. Dietler	82	7	1996	Class I—2007
Patrick R. McDonald	47	1	2004	Class I—2007
Forrest E. Hoglund	70	3	2000	Class II—2005
James H. Lee	55	13	1991	Class II—2005
William L. Britton	69	8	1996	Class III—2006
H. Craig Clark	47	3	2003	Class III—2006

              Dod A. Fraser, age 53, has been a director since 2000. Mr. Fraser has served as President of Sackett Partners Incorporated, a consulting company for not-for-profit entities since 2000. Mr. Fraser is a director of Terra Industries Inc. Mr. Fraser served as Managing Director and Group Executive of the global oil and gas group of Chase Securities, Inc., a subsidiary of The Chase Manhattan Bank, from 1995 to 2000 and prior thereto, was a General Partner of Lazard Freres & Co. Mr. Fraser serves as Chairman of our Audit Committee and is a member of our Nominating and Corporate Governance Committee.

              Cortland S. Dietler, age 82, has been a director since 1996. Mr. Dietler has served as Chairman of the Board of TransMontaigne Inc., an independent provider of supply chain management for fuel, since April 1995. He served as Chief Executive Officer of TransMontaigne Inc. from April 1995 to October 1999. Mr. Dietler is a director of Hallador Petroleum Company and Cimarex Energy Co. He is the Chairman of our Compensation Committee and our Nominating and Corporate Governance Committee.

              Patrick R. McDonald, age 47, became a director in 2004. Mr. McDonald is Chief Executive Officer, President and Director and founder of Nytis Exploration Company, an oil and gas exploration company. From 1998 to October 2003, Mr. McDonald served as President and Chief Executive Officer and Director of Carbon Energy Corporation, an exploration and production company that was acquired, and its predecessor company. Prior thereto, from 1987 to 1997, he served as Chairman, Chief Executive Officer and President and founder of Interenergy Corporation, a natural gas gathering, processing and marketing company. Mr. McDonald is a member of our Audit Committee.

              Forrest E. Hoglund, age 70, has been a director since 2000. Mr. Hoglund has served as our non-executive Chairman of the Board since September 30, 2003. Mr. Hoglund is Chairman and Chief Executive Officer of Arctic Resources Company, Ltd., a company engaged in activities to build a natural gas pipeline from Alaska to the contiguous United States. He served as Chairman of the Board of EOG Resources Inc. from September 1987 to August 1999 and President of EOG Resources Inc. from May 1990 to 1996. Mr. Hoglund serves as Chairman of our Executive Committee and is a member of our Compensation Committee.

              James H. Lee, age 55, has been a director since 1991. Mr. Lee has served as the Managing General Partner of Lee, Hite & Wisda Ltd., an oil and gas consulting firm, since 1984. Mr. Lee is a director of Frontier Oil Corporation. He is a member of our Audit Committee and our Executive Committee.

              William L. Britton, age 69, has been a director since 1996. Mr. Britton has been a partner in the law firm of Bennett Jones LLP since 1962 and served as Managing Partner and Chairman of Bennett Jones LLP from 1981 to 1997. Mr. Britton is Vice Chairman and Lead Director of ATCO Ltd. and Canadian Utilities Limited, and is a Director of Akita Drilling Ltd., ATCO Gas and Pipeline Ltd., Barking Power Limited, Thames Power Limited, Hanzell Vineyards, Limited and The Denver Broncos Football Club. He is a member of our Nominating and Corporate Governance Committee.

UNDERWRITING

              Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. are acting as joint book-running managers of the offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter's name.

Underwriter	Number of Shares
Citigroup Global Markets Inc.
J.P. Morgan Securities Inc.
Credit Suisse First Boston LLC
Raymond James & Associates, Inc.
First Albany Capital, Inc.
Howard Weil, a division of Legg Mason Wood Walker, Inc.
Johnson Rice & Company L.L.C.

Total	4,500,000

              The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

              The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the shares to dealers at the public offering price less a concession not to exceed $                  per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $                  per share on sales to other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms.

              We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 450,000 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter's initial purchase commitment.

              We have agreed that, for a period of 80 days from the date of this prospectus supplement, we will not, without the prior written consent of Citigroup and JPMorgan, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for shares of our common stock, except that we may issue and sell shares of our common stock upon the conversion or exchange of convertible or exchangeable securities, or upon the exercise of options or warrants, in each case outstanding on the date of this prospectus supplement. In addition, we may grant employee stock options pursuant to the terms of a plan in effect on the date of this prospectus supplement. We may also replenish our unallocated shelf registration statement up to $1,000,000,000 of total securities after 45 days from the date of this prospectus supplement.

              Our officers and directors have agreed that, for a period of 80 days from the date of this prospectus supplement, they will not, without the prior written consent of Citigroup and JPMorgan, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for shares of our common stock, except that such executive officers and directors may sell shares purchased by such executive officers and directors in the open market after the date of this prospectus supplement, as well as up to 200,000 shares in the aggregate held by such executive officers and directors, during the 80 day lock-up period.

              Citigroup and JPMorgan in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

              Each underwriter has represented, warranted and agreed that:

  •
  it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares included in this offering to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

  •
  it has only communicated and caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 ("FSMA")) received by it in connection with the issue or sale of any shares included in this offering in circumstances in which section 21(l) of the FSMA does not apply to us;

  •
  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares included in this offering in, from or otherwise involving the United Kingdom; and

  •
  the offer in The Netherlands of the shares included in this offering is exclusively limited to persons who trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, pension funds, other institutional investors and finance companies and treasury departments of large enterprises).

              Our shares of common stock are listed on the New York Stock Exchange under the symbol "FST."

              The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of our common stock.

	No Exercise	Full Exercise
Per share	$	$
Total	$	$

              In connection with the offering, Citigroup and JPMorgan, on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of shares of our common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. "Covered" short sales are sales of shares made in an amount up to the number of shares represented by the underwriters' over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the shares of our common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make "naked" short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of our common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

              The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup or JPMorgan repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

              Any of these activities may have the effect of preventing or retarding a decline in the market price of the shares of common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

              We estimate that our portion of the total expenses of this offering will be $400,000.

              Because more than ten percent of the net proceeds of this offering, not including underwriting compensation, will be paid to affiliates of members of the National Association of Securities Dealers, Inc. who are participating in this offering, this offering is being conducted in compliance with Rule 2710(c)(8) of the NASD. Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as a bona fide independent market (as defined in the NASD Conduct Rules) exists in our shares of common stock.

              The underwriters have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. In particular, affiliates of J.P. Morgan Securities Inc. serve as administrative agent on our credit facilities. In addition, affiliates of each of Citigroup Global Markets Inc., J.P. Morgan Securities Inc. and Credit Suisse First Boston LLC are lenders under our credit facilities, and will receive a portion of the net proceeds of this offering that is temporarily used to reduce outstanding borrowings under our revolving bank credit facility pending the closing of our acquisition of Wiser.

              A prospectus in electronic format may be made available on the Internet websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares of our common stock may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

              We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

LEGAL MATTERS

              The validity of the issuance of the common stock offered by this prospectus supplement will be passed upon for us by Vinson & Elkins L.L.P., New York, New York. The underwriters will be represented by Simpson Thacher & Bartlett LLP, New York, New York.

EXPERTS

              The consolidated financial statements of Forest Oil Corporation as of December 31, 2003 and 2002, and for each of the years in the three-year period ended December 31, 2003, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2003 financial statements refers to the adoption of Statements of Financial Accounting Standards Nos. 145, 143, 142 and 133.

INDEPENDENT PETROLEUM ENGINEERS

              Estimated quantities of our oil and natural gas reserves and the present value of such reserves as of December 31, 2003 are based upon reserve reports prepared by our engineering staff. In addition, we engaged Ryder Scott Company, L.P., independent petroleum engineers, to independently review our estimates of the reserves attributable to certain properties in the United States and Canada, except the properties acquired by us on December 31, 2003 in the Permian Basin and South Texas. DeGolyer and MacNaughton independently reviewed the properties that we acquired on December 31, 2003 in the Permian Basin and South Texas. The information contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2003 regarding such review and the opinion of Ryder Scott and DeGolyer and MacNaughton, which are incorporated by reference in this prospectus supplement, have been incorporated by reference in this prospectus supplement upon the authority of said firms as experts with respect to the matters covered by such opinions and in giving such opinions. See "Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations—Risk Factors—Estimates of oil and gas reserves are uncertain and inherently imprecise" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2003.

WHERE YOU CAN FIND MORE INFORMATION

              We maintain a website on the Internet at http://www.forestoil.com. We also file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room at Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room and its copy charges.

              We are incorporating by reference the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 (excluding any information furnished pursuant to Item 9 or Item 12 on any Current Report on Form 8-K) until the underwriters have sold all of the shares of common stock.

  •
  Our Annual Report on Form 10-K for the year ended December 31, 2003.

  •
  Our Quarterly Report on Form 10-Q for the period ended March 31, 2004.

  •
  The description of our common stock contained in our Form 8-A filed on October 20, 1997.

              Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus supplement or the accompanying prospectus, or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement or the accompanying prospectus.

              You may request a copy of any of the documents summarized in this prospectus supplement or the accompanying prospectus or incorporated by reference in this prospectus supplement or the accompanying prospectus, at no cost, by writing or telephoning us at the following address and phone number:

        Newton W. Wilson III
        Senior Vice President—General Counsel and Secretary
        Forest Oil Corporation
        1600 Broadway
        Suite 2200
        Denver, Colorado 80202
        (303) 812-1400

PROSPECTUS

Forest Oil Corporation
1600 Broadway,
Suite 2200
Denver, Colorado 80202
(303) 812-1400

Debt Securities

Preferred Stock

Common Stock

Securities Warrants

              We may offer and sell the securities listed above with an aggregate offering price up to $500 million in connection with this prospectus. We will provide specific terms of these offerings and securities in supplements to this prospectus.

              You should read this prospectus and any supplement to this prospectus carefully before you invest.

              Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated April 20, 2000.

TABLE OF CONTENTS

About This Prospectus
Where You Can Find More Information
Cautionary Statement About Forward-Looking Statements
The Company
Use of Proceeds
Ratio of Earnings to Fixed Charges
Description of Debt Securities
Description of Capital Stock
Description of Securities Warrants
Plan of Distribution
Legal Matters
Experts

i

ABOUT THIS PROSPECTUS

              This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a "shelf" registration process. Under this shelf registration process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $500 million. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of the offering and the securities to be sold. The prospectus supplement may also add, update or change information contained in this prospectus. Any statement that we make in this prospectus will be modified or superseded by any inconsistent statement made by our company in a prospectus supplement. You should read both this prospectus and any prospectus supplement together with the additional information described in the following section.

WHERE YOU CAN FIND MORE INFORMATION

              We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at 7 World Trade Center, Suite 1300, New York, New York 10048 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may obtain information on the operation of the SEC's public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330.

              Our common stock is listed on the New York Stock Exchange under the symbol "FST." Our reports, proxy statements and other information may be read and copied at the New York Stock Exchange at 30 Broad Street, New York, New York 10005.

              The SEC allows our company to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (excluding any information furnished pursuant to Item 9 on any current report on Form 8-K) until we sell all of the securities or until we terminate this offering:

  •
  our Annual Report on Form 10-K for the year ended December 31, 1999;

  •
  our Current Report on Form 8-K, filed on February 22, 2000;

  •
  the description of our common stock contained in our Form 8-A filed on October 20, 1997.

              You may request a copy of these filings at no cost, by writing our company at the following address or telephoning our company at the following number:

        Forest Oil Corporation
        Attention: Corporate Secretary
        1600 Broadway
        Suite 2200
        Denver, Colorado 80202
        (303) 812-1400

              You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus, any prospectus supplement or any document incorporated by reference is accurate as of any date other than the date of those documents.

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

              This prospectus and the documents we incorporate by reference contain statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. These statements appear in a number of places in this prospectus and the documents we incorporate by reference and include statements regarding our plans, beliefs or current expectations, including those plans, beliefs and expectations of our officers and directors with respect to, among other things:

  •
  budgeted capital expenditures;

  •
  increases in oil and gas production;

  •
  our outlook on oil and gas prices;

  •
  estimates of our oil and gas reserves;

  •
  our future financial condition or results of operations; and

  •
  our business strategy and other plans and objectives for future operations.

              Although we believe that the expectations reflected in such forward-looking statements are reasonable, any such forward-looking statements are not assurances of future performance and involve risks and uncertainties. Certain risks and uncertainties could cause our actual results to differ materially from anticipated results contained in any forward-looking statements. Prices for oil and natural gas fluctuate widely. Numerous uncertainties are inherent in estimating proved oil and natural gas reserves and in projecting future rates of production and timing of development expenditures. Many of these uncertainties are beyond our control. Reserve engineering is a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact way. The accuracy of any reserve estimate depends on the quality of available data and the interpretation of such data by geological engineers. As a result, estimates made by different engineers often vary from one another. In addition, the results of drilling, testing and production activities may justify revisions of estimates that were made previously. If significant, such revisions would change the schedule of any further production and development drilling. Accordingly, reserve estimates are generally different from the quantities of oil and natural gas that are ultimately recovered. Other factors include:

  •
  drilling results;

  •
  oil and gas prices;

  •
  industry conditions;

  •
  the prices of goods and services;

  •
  the availability of drilling rigs and other support services; and

  •
  the availability of capital resources.

              The information contained in this prospectus, and the documents incorporated by reference into this prospectus, identify additional factors that could affect our operating results and performance. We urge you to carefully consider those factors.

              All forward-looking statements attributable to our company are expressly qualified in their entirety by this cautionary statement.

THE COMPANY

              Forest Oil Corporation is an independent oil and gas company. We are engaged in the acquisition, exploration, development, production and marketing of natural gas and liquids. Forest was incorporated in New York in 1924, the successor to a company formed in 1916, and has been a publicly held company since 1969. The Anschutz Corporation, a private Denver-based corporation currently owns approximately 37% of our common stock. Forest's principal reserves and producing properties are located in North America. In the United States, we have business units operating in three areas: offshore Gulf of Mexico, onshore Gulf of Mexico, and the Western United States. Our fourth business unit is in Canada, where our oil and gas operations are conducted by our wholly owned subsidiary, Canadian Forest Oil Ltd. Our fifth business unit consists of interests in various other countries, including Thailand, South Africa, Italy, Switzerland and Tunisia; activity in these areas has, to date, been exploratory in nature and is conducted by our wholly owned subsidiary, Forest Oil International.

              Our principal executive offices are located at 1600 Broadway, Suite 2200, Denver Colorado, 80202, and our telephone number at our offices is (303) 812-1400.

USE OF PROCEEDS

              Unless otherwise provided in a prospectus supplement, we will use the net proceeds from the sale of the securities offered by this prospectus and any prospectus supplement for general corporate purposes, which may include repayment of indebtedness, the financing of capital expenditures, future acquisitions and additions to our working capital.

RATIO OF EARNINGS TO FIXED CHARGES

              A description of our company's ratio of earnings to fixed charges or earnings to combined fixed charges and preferred stock dividends, as applicable, on a consolidated basis, will appear in an applicable Prospectus Supplement.

DESCRIPTION OF DEBT SECURITIES

              Any debt securities issued using this prospectus ("Debt Securities") will be our direct unsecured general obligations. The Debt Securities will be either senior debt securities ("Senior Debt Securities") or subordinated debt securities ("Subordinated Debt Securities").

              The Senior Debt Securities and the Subordinated Debt Securities will be issued under separate indentures between our company and a U.S. banking institution (a "Trustee"). The Trustee for each series of Debt Securities will be identified in the applicable prospectus supplement. Senior Debt Securities will be issued under a "Senior Indenture" and Subordinated Debt Securities will be issued under a "Subordinated Indenture." Together the Senior Indenture and the Subordinated Indenture are called "Indentures."

              The Debt Securities may be issued from time to time in one or more series. The particular terms of each series that is offered by a prospectus supplement will be described in the prospectus supplement.

              We have summarized selected provisions of the Indentures below. The summary is not complete. The forms of the Indentures have been filed as exhibits to the registration statement and you should read the Indentures for provisions that may be important to you. In the summary below, we have included references to section numbers of the applicable Indentures so that you can easily locate these provisions. Whenever we refer in this prospectus or in the prospectus supplement to particular sections or defined terms of the Indentures, such sections or defined terms are incorporated by reference herein or therein, as applicable. Capitalized terms used in this summary have the meanings specified in the Indentures.

General

              The Indentures provide that Debt Securities in separate series may be issued from time to time without limitation as to aggregate principal amount. We may specify a maximum aggregate principal amount for the Debt Securities of any series. (Section 301) We will determine the terms and conditions of the Debt Securities, including the maturity, principal and interest, but those terms must be consistent with the applicable Indenture.

              The Senior Debt Securities will rank equally with all of our other senior unsecured and unsubordinated debt ("Senior Debt"). The Subordinated Debt Securities will be subordinated in right of payment to the prior payment in full of all of our Senior Debt as described under "—Subordination of Subordinated Debt Securities" and in the prospectus supplement applicable to any Subordinated Debt Securities.

              A prospectus supplement and a supplemental indenture relating to any series of Debt Securities being offered will include specific terms related to the offering, including the price or prices at which the Debt Securities to be offered will be issued. These terms will include some or all of the following:

  •
  the title of the Debt Securities;

  •
  whether the Debt Securities are Senior Debt Securities or Subordinated Debt Securities;

  •
  the total principal amount of the Debt Securities;

  •
  the dates on which the principal of the Debt Securities will be payable;

  •
  the interest rate of the Debt Securities and the interest payment dates for the Debt Securities;

  •
  the places where payments on the Debt Securities will be payable;

  •
  any terms upon which the Debt Securities may be redeemed at our option;

  •
  any sinking fund or other provisions that would obligate our company to repurchase or otherwise redeem the Debt Securities;

  •
  whether the Debt Securities are defeasible;

  •
  any addition to or change in the Events of Default;

  •
  if convertible into our common stock or any of our other securities, the terms on which such Debt Securities are convertible;

  •
  any addition to or change in the covenants in the applicable Indenture; and

  •
  any other terms of the Debt Securities not inconsistent with the provisions of the applicable Indenture. (Section 301)

              The Indentures do not limit the amount of Debt Securities that may be issued. Each Indenture allows Debt Securities to be issued up to the principal amount that may be authorized by our company and may be in any currency or currency unit designated by us.

              If so provided in the applicable prospectus supplement, we may issue the Debt Securities at a discount below their principal amount and pay less than the entire principal amount of the Debt Securities upon declaration of acceleration of their maturity ("Original Issue Discount Securities"). The applicable prospectus supplement will describe all material U.S. federal income tax, accounting and other considerations applicable to Original Issue Discount Securities.

Senior Debt Securities

              The Senior Debt Securities will be unsecured senior obligations and will rank equally with all other senior unsecured and unsubordinated debt. The Senior Debt Securities will, however, be subordinated in right of payment to all our secured indebtedness to the extent of the value of the assets securing such indebtedness. Except as provided in the applicable Senior Indenture or specified in any authorizing resolution or supplemental indenture relating to a series of Senior Debt Securities to be issued, no Senior Indenture will limit the amount of additional indebtedness that may rank equally with the Senior Debt Securities or the amount of indebtedness, secured or otherwise, that may be incurred or preferred stock that may be issued by any of our subsidiaries.

Subordination of Subordinated Debt Securities

              Under the Subordinated Indenture, payment of the principal, interest and any premium on the Subordinated Debt Securities will generally be subordinated in right of payment to the prior payment in full of all of our Senior Debt, including any Senior Debt Securities. The prospectus supplement relating to any Subordinated Debt Securities will summarize the subordination provisions of the Subordinated Indenture applicable to that series, including:

  •
  the applicability and effect of such provisions upon any payment or distribution of our assets to creditors upon any liquidation, bankruptcy, insolvency or similar proceedings;

  •
  the applicability and effect of such provisions in the event of specified defaults with respect to Senior Debt, including the circumstances under which and the periods in which we will be prohibited from making payments on the Subordinated Debt Securities; and

  •
  the definition of Senior Debt applicable to the Subordinated Debt Securities of that series.

              The failure to make any payment on any of the Subordinated Debt Securities due to the subordination provisions of the Subordinated Indenture described in the prospectus supplement will not prevent the occurrence of an Event of Default under the Subordinated Debt Securities.

Conversion Rights

              The Debt Securities may be converted into other securities of our company, if at all, according to the terms and conditions of an applicable prospectus supplement. Such terms will include the conversion price, the conversion period, provisions as to whether conversion will be at the option of the holders of such series of Debt Securities or at the option of our company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such series of Debt Securities.

Form, Exchange and Transfer

              The Debt Securities of each series will be issuable only in fully registered form, without coupons. Unless otherwise indicated in the applicable prospectus supplement, the securities will be issued in denominations of $1,000 each or multiples thereof. (Section 302)

              Subject to the terms of the applicable Indenture and the limitations applicable to global securities, Debt Securities may be transferred or exchanged at the corporate trust office of the Trustee or at any other office or agency maintained by our company for such purpose, without the payment of any service charge except for any tax or governmental charge. (Sections 305 and 1002)

Global Securities

              The Debt Securities of any series may be issued, in whole or in part, by one or more global certificates that will be deposited with a depositary identified in the applicable prospectus supplement.

              No global security may be exchanged in whole or in part for Debt Securities registered in the name of any person other than the depositary for such global security or any nominee of such depositary unless:

  •
  the depositary is unwilling or unable to continue as depositary;

  •
  an Event of Default has occurred and is continuing; or

  •
  as otherwise provided in a prospectus supplement.

              Unless otherwise stated in any prospectus supplement, The Depository Trust Company ("DTC") will act as depository. Beneficial interests in global certificates will be shown on, and transfers of global certificates will be affected only through records maintained by DTC and its participants.

Payment

              Unless otherwise indicated in the applicable prospectus supplement, payment of interest on a Debt Security on any interest payment date will be made to the person in whose name such Debt Security is registered at the close of business on the regular record date for such interest. (Section 307)

              Unless otherwise indicated in the applicable prospectus supplement, principal interest and any premium on the Debt Securities will be paid at designated places. However, at our option, payment may be made by check mailed to the persons in whose names the Debt Securities are registered on days specified in the Indenture or any prospectus supplement. (Sections 1002 and 1003)

Consolidation, Merger and Sale of Assets

              We may consolidate with or merge into, or sell or lease substantially all of our properties to any person if:

  •
  the successor person (if any) is a corporation, partnership, trust or other entity organized and validly existing under the laws of any domestic jurisdiction and assumes our obligations on the Debt Securities and under the Indentures;

  •
  immediately after giving effect to the transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing; and

  •
  any other conditions specified in the applicable prospectus supplement are met. (Section 801)

Events of Default

              Unless otherwise specified in the prospectus supplement, each of the following will constitute an event of default ("Event of Default") under the Indentures:

  •
  failure to pay principal or premium on any Debt Security of that series when due;

  •
  failure to pay any interest on any Debt Security of that series when due, continued for 30 days;

  •
  failure to deposit any sinking fund payment, when due, on any Debt Security of that series;

  •
  failure to perform any other covenant or the breach of any warranty in the Indenture for 90 days after being given written notice;

  •
  certain events of bankruptcy, insolvency or reorganization affecting us; and

  •
  any other Event of Default included in the applicable Indenture or supplemental indenture. (Section 501)

              If an Event of Default (other than as a result of bankruptcy, insolvency or reorganization) for any series of Debt Securities occurs and continues, the Trustee or the holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of that series may declare the principal amount of the Debt Securities of that series (or, such portion of the principal amount of such Debt Securities, as may be specified in a prospectus supplement) to be due and payable immediately. If an Event of Default results from bankruptcy, insolvency or reorganization, the principal amount of all the Debt Securities of a series (or, such portion of the principal amount of such Debt Securities as may be specified in a prospectus supplement) will automatically become immediately due and payable. If an acceleration occurs, subject to certain conditions, the holders of a majority of the aggregate principal amount of the Debt Securities of that series can rescind the acceleration. (Section 502)

              Other than its duties in case of an Event of Default, a Trustee is not obligated to exercise any of its rights or powers under the applicable Indenture at the request of any of the holders, unless the holders offer the Trustee reasonable indemnity. (Section 603) Subject to the indemnification of the Trustees, the holders of a majority in aggregate principal amount of the outstanding Debt Securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of that series. (Section 512)

              The holders of Debt Securities of any series will not have any right to institute any proceeding with respect to the applicable Indenture, unless:

  •
  the holder has given written notice to the Trustee of an Event of Default;

  •
  the holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of that series have made written request, and such holder or holders have offered reasonable indemnity, to the Trustee to institute such proceeding as trustee; and

  •
  the Trustee fails to institute such proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding Debt Securities of that series a direction inconsistent with such request, within 60 days after such notice, request and offer. (Section 507)

              Such limitations do not apply, however, to a suit instituted by a holder of a Debt Security for the enforcement of payment of the principal, interest or premium on such Debt Security on or after the applicable due date specified in such Debt Security. (Section 508)

              We will be required to furnish to each Trustee annually within 120 days of the end of each fiscal year a statement by certain of our officers as to whether or not we are in default in the performance of any of the terms of the applicable Indenture. (Section 1004)

Modification and Waiver

              Under each Indenture, our rights and obligations and the rights of holders may be modified with the consent of the holders of a majority in aggregate principal amount of the outstanding Debt Securities of each series affected by the modification. No modification of the principal or interest payment terms, and no modification reducing the percentage required for modifications, is effective against any holder without its consent.

Defeasance and Covenant Defeasance

              If, and to the extent, indicated in the applicable prospectus supplement, we may elect, at our option at any time, to have the provisions of the Indentures, relating to defeasance and discharge of indebtedness and to defeasance of certain restrictive covenants, applied to the Debt Securities of any series, or to any specified part of a series. (Section 1301)

              Defeasance and Discharge.    The Indentures provide that, upon the exercise of our option (if any), we will be discharged from all our obligations with respect to the applicable Debt Securities upon the deposit in trust for the benefit of the holders of such Debt Securities of money or U.S. government obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such Debt Securities on the respective stated maturities in accordance with the terms of the applicable Indenture and such Debt Securities. Any additional conditions to the discharge of our obligations with respect to a series of Debt Securities will be described in an applicable prospectus supplement.

              Defeasance of Certain Covenants.    The Indentures provide that, upon the exercise of our option (if any), we may omit to comply with certain restrictive covenants described in an applicable prospectus supplement, the occurrence of certain Events of Default as described in an applicable prospectus supplement will not be deemed to either be or result in an Event of Default and, if such Debt Securities are Subordinated Debt Securities, the provisions of the Subordinated Indenture relating to subordination will cease to be effective, in each case with respect to such Debt Securities. In order to exercise such option, we must deposit, in trust for the benefit of the holders of such Debt Securities, money or U.S. government obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such Debt Securities on the respective stated maturities in accordance with the terms of the applicable Indenture and such Debt Securities. Any additional conditions to exercising this option with respect to a series of Debt Securities will be described in an applicable prospectus supplement. (Sections 1303 and 1304)

Notices

              Notices to holders of Debt Securities will be given by mail to the addresses of such holders as they may appear in the security register. (Sections 101 and 106)

Title

              We, the Trustees and any agent of ours or a Trustee may treat the person in whose name a Debt Security is registered as the absolute owner of the Debt Security, whether or not such Debt Security may be overdue, for the purpose of making payment and for all other purposes. (Section 308)

Governing Law

              The Indentures and the Debt Securities will be governed by, and construed in accordance with, the law of the State of New York. (Section 112)

DESCRIPTION OF CAPITAL STOCK

              Pursuant to our restated certificate of incorporation, our authorized capital stock consists of 200,000,000 shares of common stock and 10,000,000 shares of preferred stock. As of December 31, 1999, we had 53,809,159 shares of common stock outstanding, and no shares of preferred stock outstanding.

Common Stock

              Our outstanding shares of common stock are listed on the New York Stock Exchange under the symbol "FST". Any additional common stock we issue will also be listed on the NYSE.

              All outstanding shares of common stock are fully paid and non-assessable. Any additional common stock we issue will also be fully paid and non-assessable.

              Our common shareholders are entitled to one vote per share in the election of directors and on all other matters submitted to a vote of our common shareholders. Our common shareholders do not have preemptive or cumulative voting rights.

              Our common shareholders are entitled to receive ratably any dividends declared by our board of directors out of funds legally available for the payment of dividends. Dividends on our common stock are, however, subject to any preferential dividend rights of outstanding preferred stock. We do not intend to pay cash dividends on our common stock in the foreseeable future. Upon our liquidation, dissolution or winding up, our common shareholders are entitled to receive ratably our net assets available after payment of all of our debts and other liabilities. Any payment is, however, subject to the prior rights of any outstanding preferred stock. Our common shareholders do not have any preemptive, subscription, redemption or conversion rights.

              We will notify common shareholders of any shareholders' meetings according to applicable law. If we liquidate, dissolve or wind-up our business, either voluntarily or not, common shareholders will share equally in the assets remaining after we pay our creditors and preferred shareholders.

Preferred Stock

              The following summary describes certain general terms and provisions of our authorized preferred stock. If we offer preferred stock, a description will be filed with the SEC and the specific terms of the preferred stock will be described in the prospectus supplement, including the following terms:

  •
  the series, the number of shares offered and the liquidation value of the preferred stock;

  •
  the price at which the preferred stock will be issued;

  •
  the dividend rate, the dates on which the dividends will be payable and other terms relating to the payment of dividends on the preferred stock;

  •
  the liquidation preference of the preferred stock;

  •
  the voting rights of the preferred stock;

  •
  whether the preferred stock is redeemable or subject to a sinking fund, and the terms of any such redemption or sinking fund;

  •
  whether the preferred stock is convertible or exchangeable for any other securities, and the terms of any such conversion; and

  •
  any additional rights, preferences, qualifications, limitations and restrictions of the preferred stock.

              Our restated certificate of incorporation allows our board of directors to issue preferred stock from time to time in one or more series, without any action being taken by our shareholders. The board can also determine the number of shares of each series. Subject to the provisions of our restated certificate of incorporation and limitations prescribed by law, our board of directors may adopt resolutions to issue shares of a series of our preferred stock, and establish their terms. These terms may include:

  •
  voting powers;

  •
  designations;

  •
  preferences;

  •
  dividend rights;

  •
  dividend rates;

  •
  terms of redemption;

  •
  redemption process;

  •
  conversion rights; and

  •
  any other terms permitted to be established by our certificate of incorporation and by applicable law.

              In some cases, the issuance of preferred stock could delay a change in control of the company and make it harder to remove present management. Under certain circumstances, preferred stock could also restrict dividend payments to holders of our common stock.

              The preferred stock will, when issued, be fully paid and non-assessable.

Anti-Takeover Provisions

              Certain provisions in our restated certificate of incorporation, by-laws, shareholders' rights plan and the New York Business Corporation Law ("NYBCL") may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts.

              Blank Check Preferred Stock.    Our restated certificate of incorporation authorizes the issuance of blank check preferred stock. Our board of directors can set the voting, redemption, conversion and other rights relating to such preferred stock and can issue such stock in either a private or public transaction. The issuance of preferred stock, while providing desired flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power of holders of common stock and the likelihood that holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control of our company. In some circumstances, the blank check preferred stock could be issued and have the effect of preventing a merger, tender offer or other takeover attempt which our board of directors opposes.

              Shareholders' Rights Agreement.    Our board of directors has adopted a shareholders' rights plan. Under the rights plan, each share of common stock includes a preferred stock purchase right (the Rights). Each right entitles the registered holder under the circumstances described below to purchase from our company one one-hundredth of a share of our First Series Junior Preferred Stock, par value $0.01 per share (the "preferred shares"), at a price of $30 per one one-hundredth of a preferred share, subject to adjustment. The following is a summary of certain terms of the rights agreement. The rights agreement is filed as an exhibit to the registration statement of which this prospectus is a part, and this summary is qualified by reference to the specific terms of the rights agreement.

              Until the distribution date, the rights attach to all common stock certificates representing outstanding shares. No separate right certificate will be distributed. A right is issued for each share of common stock issued. The rights will separate from the common stock and a distribution date will occur upon the earlier of

  •
  10 business days following a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 20% or more of our outstanding common stock; or

  •
  10 business days following the commencement or announcement of an intention to commence a tender offer or exchange offer the completion of which would result in the beneficial ownership by a person or group of 20% or more of our outstanding common stock.

              Until the distribution date or the earlier of redemption or expiration of the rights, the rights will be evidenced by the certificates representing the common stock with a copy of a summary of such rights attached thereto. As soon as practicable following the distribution date, separate certificates evidencing the rights will be mailed to holders of record of the common stock as of the close of business on the distribution date and such separate rights certificates alone will thereafter evidence the rights.

              The rights are not exercisable until the distribution date. The rights will expire on October 29, 2003, unless the expiration date is extended or the rights are earlier redeemed or exchanged.

              If a person or group acquires 20% or more of our voting stock, each right then outstanding, other than rights beneficially owned by the acquiring persons, which would become null and void, becomes a right to buy that number of shares of common stock, or under certain circumstances, the equivalent number of one one-hundredths of a preferred share, that at the time of such acquisition has a market value of two times the purchase price of the right.

              If we are acquired in a merger or other business combination transaction or assets constituting more than 50% of our consolidated assets or producing more than 50% of our earning power or cash flow are sold, proper provision will be made so that each holder of a right will thereafter have the right to receive, upon the exercise thereof at the then current purchase price of the right, that number of shares of common stock of the acquiring company that at the time of such transaction has a market value of two times the exercise price of the right.

              The dividend and liquidation rights, and the non-redemption feature, of the preferred shares are designed so that the value of one one-hundredth of a preferred share purchasable upon exercise of each right will approximate the value of one share of common stock. The preferred shares issuable upon exercise of the rights will be non-redeemable and rank junior to all other series of our preferred stock. Each whole preferred share will be entitled to receive a quarterly preferential dividend in an amount per share equal to the greater of (a) $1.00 in cash, or (b) 100 times the aggregate per share dividend declared on the common stock. In the event of liquidation, the holders of preferred shares will be entitled to receive a preferential liquidation payment per whole share equal to the greater of (a) $100 per share, or (b) 100 times the aggregate amount to be distributed per share of common stock. In the event of any merger, consolidation or other transaction in which the shares of common stock are exchanged for or changed into other stock or securities, cash or other property, each whole preferred share will be entitled to 100 times the amount received per share of common stock. Each whole preferred share will be entitled to 100 votes on all matters submitted to a vote of our shareholders', and preferred shares will generally vote together as one class with the common stock and any other capital stock on all matters submitted to a vote of our shareholders'.

              The purchase price and the number of one one-hundredths of a preferred share or other securities or property issuable upon exercise of the rights may be adjusted from time to time to prevent dilution.

              At any time after a person or group of affiliated or associated persons acquires beneficial ownership of 20% or more of our outstanding voting stock and before a person or group acquires beneficial ownership of 50% or more of our outstanding voting stock, our board of directors may, at its option, issue common stock in mandatory redemption of, and in exchange for, all or part of the then outstanding exercisable rights, other than rights owned by such person or group, which would become null and void, at an exchange ratio of one share of common stock, or one one-hundredth of a preferred share, for each two shares of common stock for which each right is then exercisable, subject to adjustment.

              At any time prior to the acquisition by a person or group of beneficial ownership of 20% or more of the outstanding common stock, our board of directors may redeem all, but not less than all, the then outstanding rights at a price of $0.01 per right. The redemption of the rights may be made effective at such time, on such basis and with such conditions as our board of directors in its sole discretion may establish. Immediately upon the action of our board of directors ordering redemption of the rights, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price.

              Business Combinations under New York law.    We are a New York corporation and are subject to the New York Business Corporation Law ("NYBCL"). The business combination provisions of Section 912 of the NYBCL could prohibit or delay mergers or other takeovers or change in control attempts with respect to our company and, accordingly, may discourage attempts to acquire our company. In general such provisions prohibit an interested shareholder (i.e., a person who owns 20% or more of our outstanding voting stock) from engaging in various business combination transactions with our company, unless (a) the business combination transaction, or the transaction in which the interested shareholder became an interested shareholder, was approved by the board of directors prior to the interested shareholder's stock acquisition date, (b) the business combination transaction was approved by the disinterested shareholders at a meeting called no earlier than five years after the interested shareholder's stock acquisition date, or (c) if the business combination transaction takes place no earlier than five years after the interested shareholder's stock acquisition date, the price paid to all the shareholders under such transaction meets statutory criteria.

              A business combination is defined by Section 912 of the NYBCL as including various transactions between the corporation and an interested shareholder, including mergers, consolidations, transfers of assets (whether by sale, lease, exchange, mortgage, pledge, transfer or otherwise), certain share issuances, liquidation or dissolution, certain reclassifications of securities and other transactions resulting in financial benefit to a shareholder.

              A business combination transaction with The Anschutz Corporation is not prohibited by Section 912 of the NYBCL because the transaction in which The Anschutz Corporation became the holder of more than 20% of Forest's common stock was approved by the board of directors.

Transfer Agent and Registrar

              Our transfer agent and registrar for the common stock in the United States is Mellon Investor Services LLC.

DESCRIPTION OF SECURITIES WARRANTS

              We may issue securities warrants for the purchase of debt securities, preferred stock, common stock or other securities. Securities warrants may be issued independently or together with debt securities, preferred stock, or common stock offered by any prospectus supplement and may be attached to or separate from any such offered securities. Each series of securities warrants will be issued under a separate warrant agreement to be entered into between our company and a bank or trust company, as warrant agent, all as set forth in the prospectus supplement relating to the particular issue of securities warrants. The securities warrant agent will act solely as an agent of our company in connection with the securities warrants and will not assume any obligation or relationship of agency or trust for or with any holders of securities warrants or beneficial owners of securities warrants.

              The following summary of certain provisions of the securities warrants does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all provisions of the securities warrant agreements.

              Reference is made to the prospectus supplement relating to the particular issue of securities warrants offered thereby for the terms of and information relating to such securities warrants, including, where applicable:

  •
  the designation, aggregate principal amount, currencies, denominations and terms of the series of debt securities purchasable upon exercise of securities warrants to purchase debt securities and the price at which such debt securities may be purchased upon such exercise;

  •
  the number of shares of common stock purchasable upon the exercise of securities warrants to purchase common stock and the price at which such number of shares of common stock may be purchased upon such exercise;

  •
  the number of shares and series of preferred stock purchasable upon the exercise of securities warrants to purchase preferred stock and the price at which such number of shares of such series of preferred stock may be purchased upon such exercise;

  •
  the designation and number of units of other securities purchasable upon the exercise of securities warrants to purchase other securities and the price at which such number of units of such other securities may be purchased upon such exercise;

  •
  the date on which the right to exercise such securities warrants shall commence and the date on which such right shall expire;

  •
  United States federal income tax consequences applicable to such securities warrants;

  •
  the amount of securities warrants outstanding as of the most recent practicable date; and

  •
  any other terms of such securities warrants.

              Securities warrants will be issued in registered form only. The exercise price for securities warrants will be subject to adjustment in accordance with the applicable prospectus supplement.

              Each securities warrant will entitle the holder thereof to purchase such principal amount of debt securities or such number of shares of preferred stock, common stock or other securities at such exercise price as shall in each case be set forth in, or calculable from, the prospectus supplement relating to the securities warrants, which exercise price may be subject to adjustment upon the occurrence of certain events as set forth in such prospectus supplement. After the close of business on the expiration date, or such later date to which such expiration date may be extended by us, unexercised securities warrants will become void. The place or places where, and the manner in which, securities warrants may be exercised shall be specified in the prospectus supplement relating to such securities warrants.

              Prior to the exercise of any securities warrants to purchase debt securities, preferred stock, common stock or other securities, holders of such securities warrants will not have any of the rights of holders of debt securities, preferred stock, common stock or other securities, as the case may be, purchasable upon such exercise, including the right to receive payments of principal of, premium, if any, or interest, if any, on the debt securities purchasable upon such exercise or to enforce covenants in the applicable Indenture, or to receive payments of dividends, if any, on the preferred stock, or common stock purchasable upon such exercise, or to exercise any applicable right to vote.

PLAN OF DISTRIBUTION

              We may sell the offered securities:

  •
  through underwriters or dealers;

  •
  through agents; or

  •
  directly to one or more purchasers, including existing shareholders in a rights offering.

By Underwriters

              If underwriters are used in the sale, the offered securities will be acquired by the underwriters for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to certain conditions. Unless indicated in the prospectus supplement the underwriters must purchase all the securities of the series offered by a prospectus supplement if any of the securities are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

By Agents

              Offered securities may also be sold through agents designated by us. Unless indicated in the prospectus supplement, any such agent is acting on a best efforts basis to solicit purchases for the period of its appointment.

Direct Sales; Rights Offerings

              Offered securities may also be sold directly by us. In this case, no underwriters or agents would be involved. We may sell offered securities upon the exercise of rights which may be issued to our shareholders.

Delayed Delivery Arrangements

              We may authorize agents, underwriters or dealers to solicit offers by certain institutional investors to purchase offered securities providing for payment and delivery on a future date specified in the prospectus supplement. Institutional investors to which such offers may be made, when authorized, include commercial and savings banks, insurance companies, pension funds, investment companies, education and charitable institutions and such other institutions as may be approved by us. The obligations of any such purchasers under such delayed delivery and payment arrangements will be subject to the condition that the purchase of the offered securities will not at the time of delivery be prohibited under applicable law. The underwriters and such agents will not have any responsibility with respect to the validity or performance of such contracts.

General Information

              Underwriters, dealers and agents that participate in the distribution of offered securities may be underwriters as defined in the Securities Act, and any discounts or commissions received by them from our company and any profit on the resale of the offered securities by them may be treated as underwriting discounts and commissions under the Securities Act. Any underwriters or agents will be identified and their compensation described in a prospectus supplement.

              We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments that the underwriters, dealers or agents may be required to make.

              Underwriters, dealers and agents may engage in transactions with, or perform services for, our company or our subsidiaries in the ordinary course of their businesses.

LEGAL MATTERS

              Our legal counsel, Vinson & Elkins L.L.P., New York, New York, will pass upon certain legal matters in connection with the offered securities. Any underwriters will be advised about other issues relating to any offering by their own legal counsel.

EXPERTS

              The consolidated financial statements of Forest Oil Corporation as of December 31, 1999 and 1998, and for each of the years in the three-year period ended December 31, 1999, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

4,500,000 Shares

Forest Oil Corporation

Common Stock

P R O S P E C T U S    S U P P L E M E N T

May     , 2004

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